SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Subject Company)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

874054109
(CUSIP Number of Class of Securities)

Ben Feder
Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Seth D. Krauss, Esq. Executive Vice President and General Counsel Take-Two Interactive Software, Inc. 622 Broadway New York, NY 10012 (646) 536-2842	Ori Solomon, Esq. Proskauer Rose, LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

                This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) previously filed by Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 26, 2008, relating to the tender offer commenced by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Electronic Arts Inc., a Delaware corporation, to acquire all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $26.00 net per Share in cash without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 13, 2008 and in the related Letter of Transmittal contained in the Schedule TO filed by Purchaser with the SEC on March 13, 2008.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

                                                Item 4 is hereby amended by adding thereto the following information.

                                                On and after March 26, 2008, the senior management of the Company will participate in various investor presentations.  The Company intends to use the investor presentation described in Item 9 hereof during these presentations.  In addition, the Company has prepared a question and answer script for use in response to questions at such presentations and otherwise, which script is posted on www.taketwovalue.com and described in Item 9 hereof.

ITEM 9. EXHIBITS

                                                Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(4)

Investor Presentation entitled “Take-Two Interactive Software, Inc. Recommendation of the Board of Directors to Reject Electronic Arts Inc.’s Tender Offer March 2008” (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 26, 2008)

(a)(5)	Investor/Media Q&A Script (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 26, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By	/s/ Daniel P. Emerson
Daniel P. Emerson
Vice President, Associate General Counsel and Secretary

Dated:  March 26, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(4)

Investor Presentation entitled “Take-Two Interactive Software, Inc. Recommendation of the Board of Directors to Reject Electronic Arts Inc.’s Tender Offer March 2008” (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 26, 2008)

(a)(5)	Investor/Media Q&A Script (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 26, 2008)